Delek US Holdings, Inc. 7102 Commerce Way Brentwood, TN 37027 615-771-6701

October 4, 2013

VIA EDGAR

Anne Nguyen Parker

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	Delek US Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 (Filed March 12, 2013)
Definitive Proxy Statement on Schedule 14A (Filed April 15, 2013)
File No. 1-32868

Dear Ms. Parker:

We have set forth below the response of Delek US Holdings, Inc. (the “Company”) to the comments contained in your letter to Assaf Ginzburg, Executive Vice President and Chief Financial Officer of the Company, dated September 20, 2013 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 filed on March 12, 2013 and Definitive Proxy Statement on Schedule 14A filed on April 15, 2013 (the “2013 Proxy Statement”). For your convenience, we have repeated the Staff’s comments below before each response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 17

Discretionary Compensation, page 19

1.	You disclose in column (d) of the summary compensation table that the annual bonus awarded to Mr. Yemin increased from $700,000 in 2011 to $1,500,000 in 2012 while the annual bonus for all other NEOs except Mr. Holmes decreased. For example, Mr. Green’s annual bonus decreased from $750,000 in 2011 to $210,000 in 2012. You also disclose that “[a]nnual cash bonuses to our NEOs (other than Mr. Yemin) are typically calculated as a percentage of base compensation and intended to reward company-wide performance…” and that “[t]he Compensation Committee believes that the bonuses paid to our NEOs for 2012 were appropriate due to the Company’s strong financial results in fiscal year 2012.” Please enhance your disclosure to explain the reasons for the increase in Mr. Yemin’s annual bonus as well as the decrease in your other NEOs’ annual bonus. We reissue comments 24 and 1 in our letters dated December 15, 2009 and March 17, 2010, respectively.

Securities and Exchange Commission

October 4, 2013

Response:

The Company acknowledges the Staff’s comment and offers the following supplemental explanation of (i) the Company’s bonus practices applicable to the fiscal years covered by the Staff’s comment, (ii) the variations between our NEOs in the amount of bonuses paid during (or for) a fiscal year and (iii) the variations between fiscal years in bonuses paid to our NEOs. As more fully discussed below, the Company’s bonus compensation programs and the methodology by which bonuses will be determined are currently being redesigned in connection with the Company’s transition from “controlled company” status during 2013. The Company expects to include disclosure in its 2014 proxy statement on Schedule 14A of the information below in an updated and abridged format following the redesign of its bonus compensation programs.

Determination and Timing of Bonuses

From our initial public offering in May 2006 through March 20, 2013, more than 50% of the voting power of the common stock of the Company was controlled by Delek Group, Ltd. (“Delek Group”), a company organized under the laws of and based in Israel. As a result, we were a “controlled company” under applicable New York Stock Exchange regulations and the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors (the “Board”) was not required to be composed entirely of independent directors. During this time, Mr. Yemin served as the chairman of the Compensation Committee, which determined discretionary bonuses for our NEOs other than Mr. Yemin. The determination of these discretionary bonuses by the Compensation Committee was based, in part, upon Mr. Yemin’s recommendations in his dual roles as chief executive officer of the Company and chairman of the Compensation Committee. The disinterested members of the Board determined Mr. Yemin’s discretionary bonuses, often upon the recommendation of the disinterested members of the Compensation Committee. As described below under “Anticipated Bonus Program,” as a result of the Company’s transition from “controlled company” status, the Compensation Committee has been composed entirely of independent directors since March 20, 2013 and will determine (or recommend to the disinterested members of the Board) bonus compensation for all of our NEOs, including Mr. Yemin.

Annual discretionary bonuses have typically been determined and paid to NEOs (other than Mr. Yemin) in March, at or near the time that the audit of our financial results for the prior fiscal year is completed. In contrast, annual discretionary bonuses paid to Mr. Yemin have been determined and paid in later quarters and have been influenced by performance not only in the prior fiscal year but also for the Company’s broader performance since the most recent bonus payment was made. This difference in timing was driven by the fact that, as the top-ranking executive of a majority-owned subsidiary of Delek Group, the timing of Mr. Yemin’s annual discretionary bonus was influenced by the compensation practices of Delek Group, which paid its executives bonuses after the first quarter of the calendar year. Therefore, the disinterested members of the Board have evaluated Mr. Yemin’s bonus at a different time, and in a different context, than the bonuses awarded to the other NEOs.

As noted on page 10 of the 2013 Proxy Statement, unlike the employment agreements of our other NEOs, Mr. Yemin’s employment agreement does not include a target range for discretionary annual bonus compensation, his bonus is determined at a different time than those of our other NEOs, and his compensation has been influenced by the compensation practices of Delek Group. As such, his bonus and the bonuses of our other NEOs have not traditionally been directly comparable. As described more fully under “Anticipated Bonus Program,” we anticipate that, beginning in the first quarter of 2014, the timing and manner of determining Mr. Yemin’s discretionary annual bonus payable with respect to our 2013 fiscal year will be similar to the timing and process for determining bonuses payable to our other NEOs.

Variations in Bonuses Paid in Fiscal Years 2011 and 2012

For fiscal year 2011, our NEOs received bonus compensation in varying forms of discretionary special bonuses, non-discretionary contract bonuses, and discretionary annual bonuses. As set forth in footnote (2) to the Summary Compensation Table on page 20 of the Company’s Definitive Proxy

Securities and Exchange Commission

October 4, 2013

Statement on Schedule 14A filed on March 30, 2012 (the “2011 Summary Compensation Table”), the variations between the amounts reflected in column (d) of the table are the result of the commingling of different types of bonuses paid to our NEOs during (or for) that year. First, discretionary special bonuses were paid in May 2011 (the “Lion Oil Bonuses”) to each of our NEOs (including Mr. Yemin) to reward them for the successful completion of the acquisition of the El Dorado refinery. This transaction represented a significant milestone in the Company’s development by establishing the Company as a multiple-asset refiner and more than doubling the Company’s aggregate refining capacity. Non-discretionary contract bonuses were also paid in 2011 to each of our NEOs (other than Mr. Yemin) in accordance with the terms of each NEO’s respective employment agreement. Mr. Yemin’s employment agreement does not provide for non-discretionary contract bonuses. Finally, discretionary annual bonuses were paid in March 2012 to our NEOs (other than Mr. Yemin) to reward them for company-wide performance and, to a lesser extent, individual performance during the 2011 fiscal year. The employment agreements of our NEOs (other than Mr. Yemin) set forth a targeted range of percentages of base salary within which the Compensation Committee would set the discretionary annual bonuses for each year within the term of the agreements. Mr. Yemin’s employment agreement does not set forth a targeted range of percentages for his annual bonuses.

The variation in bonuses paid for fiscal years 2011 and 2012 to Messrs. Ginzburg, Green and Cox is attributable primarily to the fact that certain types of bonuses paid to these NEOs in 2011 were not paid in 2012. The aggregate bonus amounts set forth in column (d) to the 2011 Summary Compensation Table for each of Messrs. Ginzburg, Green and Cox consisted of three components: (i) Lion Oil Bonuses, (ii) non-discretionary contract bonuses paid pursuant to the terms of each NEO’s respective employment agreement and (iii) discretionary annual bonuses paid in March 2012. In contrast, as noted in footnote (2) to the Summary Compensation Table on page 24 of the 2013 Proxy Statement (the “2012 Summary Compensation Table”), the amounts paid for fiscal year 2012 to each of Messrs. Ginzburg, Green and Cox contain only one type of bonus payment—namely, discretionary annual bonuses. The following table illustrates the breakdown of these bonus components for each of fiscal 2011 and 2012:

Bonus Component	Ginzburg		Green		Cox
	2011	2012	2011	2012	2011	2012
Lion Oil Bonus	$300,000	N/A	$300,000	N/A	$250,000	N/A
Non-discretionary Contract Bonus	$190,000	N/A	$190,000	N/A	$130,000	N/A
Discretionary Annual Bonus	$210,000	$210,000	$260,000	$210,000	$175,000	$100,000

Total	$700,000	$210,000	$750,000	$210,000	$555,000	$100,000

As the table illustrates, the only bonus component paid in both years was the annual discretionary bonus. No special bonuses were paid to these NEOs for fiscal year 2012 because no extraordinary circumstances existed that would merit a special bonus. No contract bonuses were paid to these NEOs during fiscal year 2012 because their respective employment agreements did not require a contract bonus to be paid. A direct comparison of the total bonus amounts paid to each NEO is therefore somewhat misleading, as most of the variation in total amounts was due to the fact that these two bonus components were inapplicable in 2012. Rather, comparisons are more appropriately made only between the two years’ annual discretionary bonus amounts, which are further discussed below.

Determination of Discretionary Annual Bonuses in 2011 and 2012

Provided that the Compensation Committee elected to pay discretionary annual bonuses for fiscal years 2011 and 2012, each of Messrs. Ginzburg, Green, and Cox was entitled, under the terms of his respective employment agreement, to receive a discretionary annual bonus targeted between 33% and 75% of base salary. For both of fiscal years 2011 and 2012, Mr. Ginzburg’s discretionary annual bonus

Securities and Exchange Commission

October 4, 2013

was $210,000, or 75% of his base salary, reflecting an award at the top of the targeted range. For fiscal year 2011, Mr. Green received a discretionary annual bonus in the amount of $260,000, or 93% of his base salary, reflecting an award in excess of the targeted range. Mr. Green’s discretionary annual bonus for fiscal year 2012 was $210,000, or 75% of his base salary, reflecting an award at the top of the targeted range. Mr. Green’s award in excess of the targeted range for fiscal year 2011 rewarded, in addition to the strong performance of the Company, his exceptional performance in his role as the chief operating officer of our refining segment during a year of significant expansion through the acquisition of the El Dorado refinery and his extraordinary efforts associated with the integration of the newly-acquired asset into the Company’s operations. Mr. Cox received discretionary annual bonuses in the amount of $175,000, or 63% of his base salary for fiscal year 2011 and $100,000, or 36% of his base salary for fiscal year 2012, respectively.

Messrs. Ginzburg, Green, Cox and Holmes received discretionary annual bonuses for fiscal year 2012 that were paid in March 2013 to reward the strong performance of the Company and their individual contributions to that performance. Messrs. Ginzburg and Green received discretionary annual bonuses at the top of the range set forth in their respective employment agreements because each was instrumental in the strong performance of the Company, especially our refining segment, and the successful initial public offering of a subsidiary master limited partnership. The lower discretionary annual bonus paid to Mr. Cox for fiscal year 2012 is attributable to the fact that he ceased to serve as our Chief Financial Officer in January 2013 and his employment with the Company ended in March 2013. As one of the goals of the discretionary annual bonus is employee retention, the Compensation Committee believed a lower bonus for Mr. Cox was appropriate.

For fiscal year 2011, Mr. Holmes received an aggregate bonus of $32,000, consisting of a $15,000 contract bonus paid in connection with his commencement of employment with us and a $17,000 discretionary annual bonus, reflecting a proration of a discretionary annual bonus percentage of 50% on an annualized basis. In 2012, Mr. Holmes entered into an employment agreement that set a discretionary annual bonus target range between 33% and 75% of base salary. For fiscal year 2012, Mr. Holmes received an aggregate bonus of $200,000, consisting of a non-discretionary $50,000 contract bonus paid in connection with the execution of his employment agreement and a $150,000 discretionary annual bonus, or 60% of his base salary, below the top of the targeted range set forth in his employment agreement. Because Mr. Holmes was relatively new to the Company and necessarily had less of a historical contribution than Messrs. Ginzburg and Green to the overall performance of the Company, he received a lower percentage discretionary annual bonus.

Bonuses Paid to Mr. Yemin for Fiscal Years 2011 and 2012

The aggregate bonus amount paid to Mr. Yemin during 2011 was comprised entirely of the Lion Oil Bonus of $700,000 paid to him in May 2011. Unlike our other NEOs, Mr. Yemin did not receive a discretionary annual bonus in March 2012 for fiscal year 2011. However, Mr. Yemin received a discretionary annual bonus later in the 2012 calendar year in the amount of $1,500,000 constituting all of his bonus compensation for that year. The $1,500,000 bonus was paid to Mr. Yemin in August 2012 and rewarded him for the strategic growth and direction, organizational development and financial performance of the Company, which included not only the Company’s strong performance during the 2011 fiscal year but also the Company’s broader performance and strategic direction since the most recent annual bonus was paid. Because Mr. Yemin’s annual discretionary bonus was not dictated by a contractual targeted range like that of our other NEOs and because of the different cycle on which his discretionary annual bonuses have been paid, his discretionary annual bonus has not been directly comparable with such compensation paid to our other NEOs. As set forth below, we expect that Mr. Yemin’s annual bonus, if any, will be paid at the same time, and will be determined upon the same criteria, as the annual bonuses paid to our other NEOs beginning with the annual bonuses, if any, to be paid to our NEOs in the first quarter of 2014 for service during the 2013 fiscal year.

Securities and Exchange Commission

October 4, 2013

Anticipated Bonus Policy

The Company is in the process of revising its approach to determining bonus compensation for our NEOs. Because Delek Group is no longer our controlling stockholder, our Compensation Committee now consists entirely of independent directors and will have responsibility for determining (or, as the case may be, recommending to the disinterested members of the Board) the bonus compensation of all of our NEOs. Further, because Delek Group’s compensation practices will no longer influence the timing or determination of Mr. Yemin’s bonus, the Compensation Committee expects to determine Mr. Yemin’s discretionary annual bonus recommendation at the same time and in the same fashion as our other NEOs bonus compensation is determined.

Beginning with annual bonuses determined in the first quarter of 2014 for service during the 2013 fiscal year, we anticipate that bonus compensation for our NEOs will be based upon the performance of the Company as a whole as measured by Company-wide financial and/or operational performance goals, such as net income. Generally, we currently anticipate that the bonus policy will set three performance levels—threshold, target, and outstanding—and provide for a bonus award at each level expressed as a percentage of base salary. Similar to the structure that applies to our other NEOs, we also anticipate that a range of outcomes (expressed as percentages of base salary) will be developed and applied to calculate Mr. Yemin’s discretionary annual bonus.

While the Company anticipates that the performance levels will provide guidelines for discretionary annual bonus compensation, the Compensation Committee retains the ultimate discretion to award (or recommend to the disinterested members of the Board) annual bonuses, including, without limitation, the discretion to increase or reduce the bonus suggested by the performance levels, to reflect the individual NEO’s performance and contribution to the Company’s success or other factors. Additionally, the Compensation Committee will continue to rely, in part, upon the recommendations of Mr. Yemin, as the chief executive officer of the Company, in determining and adjusting discretionary annual bonuses paid to our NEOs other than Mr. Yemin.

Long-Term Incentives, page 20

Delek Logistics GP, LLC 2012 Long-Term Incentive Plan, page 21

2.	You disclose on page 21 that “[f]ollowing the completion of the Delek Logistics initial public offering in November 2012, the Conflicts Committee granted awards under the Logistics LTIP to our NEOs on December 10, 2012. Mr. Yemin assisted the Conflicts Committee in determining the number and certain terms of these awards… The initial equity grants provided our NEOs with an immediate stake in Delek Logistics’ performance and were intended to immediately align the interests of our NEOs and Delek Logistics’ unitholders…” You further disclose on page 23 that these “equity interests consist of a 1.0% membership interest for Mr. Yemin and a 0.2% membership interest for each of Messrs. Ginzburg and Green.” Please enhance your disclosure to clarify how you determined the amount and size of the DKL Phantom Units granted to Mr. Yemin. In this regard, we note Mr. Yemin’s total compensation increased from $1,984,086 in 2011 to $8,404,854 in 2012 and that the DKL Phantom Units accounted for the majority of this increase. For all of your NEOs and with a view to helping investors understand how you determine the types (RSUs, SARs, etc.) and amounts of long-term incentive compensation paid, please clarify why you determined DKL Phantom Units would comprise the majority of long-term incentive compensation awarded in 2012.

Securities and Exchange Commission

October 4, 2013

Response:

In December 2012, subsequent to the completion of the initial public offering of our subsidiary Delek Logistics Partners, LP, a master limited partnership (“Delek Logistics”), the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors of Delek Logistics GP, LLC, the general partner of Delek Logistics (the “General Partner”), awarded Messrs. Yemin, Ginzburg, Green, Cox and Holmes 244,883, 50,000, 50,000, 25,000 and 12,500 phantom units, respectively, under the Delek Logistics GP, LLC 2012 Long-Term Incentive Plan (the “Logistics LTIP”). The phantom units represent the right to receive an equivalent number of limited partner units of Delek Logistics and vest in 10% increments every six months over a period of five years. The Logistics LTIP permits the grant of phantom units, unit options, restricted units, unit appreciation rights, distribution equivalent rights, unit awards, and other unit-based awards. The Conflicts Committee determined that phantom units were the most appropriate type of award because phantom units are (i) the most commonly used form of equity compensation in master limited partnerships and therefore familiar to investors, (ii) a more desirable form of award when compared to appreciation-type awards from a tax perspective, (iii) simple to set up and administer, (iv) an efficient means to incentivize employees, and (v) generally subject to immediate forfeiture when the recipient’s employment with the General Partner or its affiliates ceases.

In determining the size of these awards, the Conflicts Committee considered the anticipated importance of each NEO to the initial and long-term performance of Delek Logistics, that the phantom units would vest incrementally over a five year period, and that a significant initial award, subject to vesting, would likely better secure the efforts and attention of the NEOs than more modest awards provided over time. The relative size of Mr. Yemin’s award reflects the Conflicts Committee’s belief that, as chief executive officer of both the Company and Delek Logistics, his performance and efforts have the greatest bearing on the initial and long-term performance of Delek Logistics. In determining the quantity of Mr. Yemin’s phantom award, the Conflicts Committee targeted an equity award equal to a 1.0% overall economic interest in Delek Logistics. The award of 244,883 phantom units was more than 1.0% of the outstanding limited partner units to account for the fact that limited partner units represent only 98% of the issued and outstanding ownership interests of Delek Logistics, with the remaining 2% being comprised of the general partner interest held by the General Partner.

In March 2013, the Conflicts Committee determined that, while providing Messrs. Yemin, Ginzburg and Green with equity awards in the form of limited partner units aligned their interests with Delek Logistics’ limited partner unit holders, awarding membership interests in the General Partner would also align these NEOs incentives with the general partner unit holders of Delek Logistics. As such, the Conflicts Committee granted Messrs. Yemin, Ginzburg and Green a 1.0%, 0.2% and 0.2% membership interest in the General Partner, respectively. In connection with the grant of membership interests, each of Messrs. Yemin, Ginzburg and Green forfeited unvested phantom units such that each officer’s aggregate equity interest in Delek Logistics remained approximately the same following the grant. In Mr. Yemin’s case, the grant of membership interest and forfeiture of phantom units was also consistent with the original desire to award him a 1.0% equity interest in Delek Logistics.

The phantom units awarded to our NEOs in December 2012 constitute the only equity compensation they received for fiscal year 2012. The Company’s historical practice has been to grant significant equity awards to our NEOs at the commencement of an employment agreement that vest over the term of the employment agreement. Following the significant award to the NEO at the commencement of an employment agreement, no further awards are made during the employment agreement term. As a result, columns (e) and (f) of the Company’s Summary Compensation Table typically reflect a significant award in the year of the grant, but nothing in subsequent years. During the 2012 fiscal year, each of our NEOs was continuing to benefit from significant equity awards made to them under their respective employment agreements. For Mr. Yemin, this was an award of 1,850,040 stock appreciation rights in September 2009, and, for each of the other NEOs, these were awards of restricted stock units in 2011. Therefore, no NEO was granted an equity award with respect to the Company’s common stock in 2012, and the only equity compensation our NEOs received was in the form of phantom units in Delek Logistics.

Securities and Exchange Commission

October 4, 2013

Conclusion

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (615) 771-6701 or our General Counsel, Kent B. Thomas, at (615) 224-2281. Thank you for your cooperation and attention to this matter.

Sincerely,

Delek US Holdings, Inc.

By:	/s/ Assaf Ginzburg

Name:	Assaf Ginzburg
Title:	Executive Vice President & Chief Financial Officer

cc:	Angie Kim, Securities & Exchange Commission
Ezra Uzi Yemin, Delek US Holdings, Inc.
Kent B. Thomas, Delek US Holdings, Inc.
Scott Bell, Bass, Berry & Sims PLC